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                              April 2, 2024

       Craig Pommells
       Chief Financial Officer
       Cracker Barrel Old Country Store, Inc.
       305 Hartmann Drive
       Lebanon, TN 37087-4779

                                                        Re: Cracker Barrel Old
Country Store, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 28, 2023
                                                            Form 8-K Filed
February 27, 2024
                                                            Response dated
March 20, 2024
                                                            File No. 001-25225

       Dear Craig Pommells:

              We have reviewed your March 20, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6,
       2024 letter.

       Form 8-K Filed February 27, 2024

       Exhibit 99.1 - Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27,
       2024
       Adjusted Operating Income and Earnings Per Share, page 8

   1. We note in your response to prior comment 2 that GAAP requires recognition of the amortization expense of
the asset resulting from the sale and leaseback transactions. The adjustment in question
appears to have the effect of modifying the measurement and
                                                        recognition principles
of lease accounting for the amortization resulting from the sale and leaseback transactions.
Accordingly, this adjustment appears inconsistent with Question
                                                        100.04 of the Non-GAAP
Financial Measures Compliance and Disclosure
                                                        Interpretations. Please
remove this adjustment from your non-GAAP measures or tell us why it is appropriate
within the context of Question 100.04.
 Craig Pommells
Cracker Barrel Old Country Store, Inc.
April 2, 2024
Page 2

       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameCraig Pommells                          Sincerely,
Comapany NameCracker Barrel Old Country Store, Inc.
                                                          Division of
Corporation Finance
April 2, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName